SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ------------------

                                SCHEDULE 13E-3/A

                        RULE 13e-3 TRANSACTION STATEMENT
           UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 7)

                               PIERRE FOODS, INC.
                               ------------------
                              (Name of the Issuer)

                               Pierre Foods, Inc.
                            James C. Richardson, Jr.
                                 David R. Clark
                               James M. Templeton
                               PF Management, Inc.
                               -------------------
                       (Names of Persons Filing Statement)

                      Common Stock, No Par Value Per Share,
                                     and the
  Associated Rights to Purchase Junior Participating Preferred Stock, Series A
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  720 830 10 8
                                  ------------
                      (CUSIP Number of Class of Securities)
         Ms. Pamela M. Witters                      Mr. David R. Clark
         Chief Financial Officer                    President
         Pierre Foods, Inc.                         PF Management, Inc.
         9990 Princeton Road                        361 Second Street, NW
         Cincinnati, OH 45246                       Hickory, NC 28601
         (513) 874-8741                             (828) 304-2307
--------------------------------------------------------------------------------
    (Names, Addresses and Telephone Numbers of Persons Authorized to Receive
                    Notices and Communications on Behalf of
                            Persons Filing Statement)

                                   Copies to:
         Patrick Daugherty, Esq.                    Garza Baldwin, III, Esq.
         Foley & Lardner                            Womble Carlyle Sandridge
         150 West Jefferson Avenue                    & Rice, PLLC
         Suite 1000                                 3300 One First Union Center
         Detroit, MI 48226-4416                     Charlotte, NC 28202-6025
         (313) 442-6495                             (704) 331-4907

This statement is filed in connection with (check the appropriate box):

a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. [ ] The filing of a registration statement under the Securities Act of 1933.

c.  [ ]  A tender offer

d.  [ ]  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
TRANSACTION VALUATION(1)                             AMOUNT OF FILING FEE(2)
--------------------------------------------------------------------------------
$2,603,035                                           $521
--------------------------------------------------------------------------------

(1) For purposes of calculating the filing fee only. Assumes the exchange of 2,151,268 shares of common stock, no par value per share, of Pierre Foods, Inc. for $1.21 per share.

(2) Calculated in accordance with Exchange Act Rule 0-11, this amount is 1/50th of 1% of the value of the securities proposed to be acquired.

[X] Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:             $521
Filing Party:                       Pierre Foods, Inc.
Form or Registration No.:           Preliminary Schedule 14A
Date Filed:                         May 2, 2001

         This Amendment No. 7 to Rule 13e-3 Transaction Statement is being filed incident to the filing by Pierre Foods, Inc., a North Carolina corporation (the "Company"), with the Securities and Exchange Commission on December 14, 2001, of
Schedule 14D-9, Amendment No. 5. Pierre Foods filed Schedule 14D-9, Amendment No. 5, to report the following:

         On December 12, 2001, CIBC World Markets Corp., as financial adviser to the Ad Hoc Committee (the "Ad Hoc Committee") of holders (the "Noteholders") of the 10-3/4% Senior Notes Due 2006 (the "Notes") of Pierre Foods, Inc. (the "Company"), delivered to the Special Committee of the Board of Directors of the Company (the "Special Committee") a counterproposal contemplating a restructuring of the Notes. In exchange for cancellation of the Notes, the counterproposal required, among other things, delivery to the Noteholders of a new issue of $86.25 million aggregate principal amount of the Company's senior secured notes plus 60% of the Company's outstanding common stock.

         The Special Committee evaluated this counterproposal at a meeting held later that day. Addressing the meeting at the directors' request, David
         R. Clark reiterated that PF Management, which presently owns approximately 63% of the Company's outstanding common stock, would oppose any restructuring that required it to abandon its controlling position in the stock. The Special Committee weighed the advice of its financial and legal advisers and, after considering the merits of the counterproposal, rejected it. Seeing no promise in recent discussions with representatives of the Ad Hoc Committee, the Special Committee also determined to discontinue negotiations at this time.

         The next day, William E. Simon & Sons, LLC ("Simon") signed an agreement with PF Management, Inc. ("PF Management") pursuant to which Simon became a consultant to PF Management. The Company guaranteed PF Management's obligations under this agreement. Simon agreed to counsel and assist PF Management as PF Management endeavors to consummate its acquisition of the entire equity interest in the Company (the "MBO"). Simon withdrew its pending joint offer, submitted with Triton Partners on July 18, 2001, to purchase all outstanding shares of the Company's common stock for $2.50 per share, in reliance on PF Management's representation that it will offer to increase the price payable for the stock in the MBO to $2.50 per share. Simon also agreed to counsel PF Management regarding possible restructurings of PF Management and the Company.

         PF Management has not yet submitted its enhanced MBO offer to the Special Committee, but an offer is expected soon. The Company intends to announce promptly the Special Committee's resolution of the matter.


         Pursuant to General Instruction J to Schedule 13E-3, all previously disclosed information is omitted.

                                   SIGNATURES

         After due inquiry and to the best of our knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  December 14, 2001

                                       PIERRE FOODS, INC.


                                       By:    /s/ Pamela M. Witters
                                           -------------------------------------
                                           Pamela M. Witters
                                           Chief Financial Officer


                                       /s/ James C. Richardson, Jr.
                                       -----------------------------------------
                                       James C. Richardson, Jr.


                                       /s/ David R. Clark
                                       -----------------------------------------
                                       David R. Clark


                                       /s/ David R. Clark
                                       -----------------------------------------
                                       James M. Templeton
                                       By:  David R. Clark, Attorney-in-Fact


                                       PF MANAGEMENT, INC.


                                       By:    /s/ David R. Clark
                                           -------------------------------------
                                           David R. Clark
                                           President

                                    EXHIBIT A
                                    ---------

                            SPECIAL POWER OF ATTORNEY


         KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints David R. Clark and Pamela M. Witters, and each or either of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to that Schedule 13E-3 filed May 2, 2001, relating to the common stock, no par value, and associated rights to purchase junior participating preferred stock, Series A, of Pierre Foods, Inc. and to file the same together with any other documents in connection therewith with the Securities and Exchange Commission.

         IN WITNESS WHEREOF, I have hereunto set my hand and seal this 24th day of August, 2001.



                                       /s/  James M. Templeton
                                       -----------------------------------------
                                       JAMES M. TEMPLETON